September 6, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn: Yong Kim and Karl Hiller
Re:     United Parcel Service, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 20, 2024
File No. 001-15451
Dear Ms. Kim and Mr. Hiller:
On behalf of United Parcel Service, Inc. (the “Company”), we acknowledge receipt of the letter from the staff of the U.S. Securities and Exchange Commission regarding the above-referenced filing. As discussed, the letter was received by the Company on August 28, 2024.
The letter requests that the Company respond within ten business days, or advise the Staff when the Company will respond. Pursuant to our telephone conversation, we hereby confirm our request of an extension to respond by no later than September 26, 2024.
Thank you for your consideration. If you have any questions, please do not hesitate to contact me at 404-828-8542.

Sincerely,
/s/ Neil Simon
Neil Simon
Associate General Counsel – Securities and Corporate Governance

cc:     Norman M. Brothers, Jr. Esq
    Brian Dykes